July 24, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig D. Wilson

Megan Akst

Re:Broadvision, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-34205

Ladies and Gentlemen:

Broadvision, Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”).  The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience.  Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014

Note 9. Related Party Transactions, page 37

1.

We note that your CEO owns 33% of your outstanding common stock and holds a controlling interest in CHRM, LLC which holds 20 Class B shares of BVD, LLC and that these relationships are generally disclosed on page 37 of the filing. Tell us how you considered disclosing the specific common economic and voting interest that these relationships represent, specifically the controlling interest in CHRM, LLC and the 20 Class B shares of BDV, LLC. In addition, tell us the business purpose of the BVOD labor outsourcing services arrangement and whether the transaction was consummated on terms equivalent to those that prevail in arm´s-length transactions, and if so, substantiate your conclusion. Refer to ASC 850-10-50 and Rule 4-08(k) of Regulation S-X and provide the relevant revised disclosures in a supplemental response.

We respectfully refer you to our Current Report on Form 8-K, dated as of November 14, 2008 (the “8-K Report”), an excerpt of which is reproduced at the end of this response letter.  The disclosures in the 8-K Report include additional information regarding the specific interests of our CEO in CHRM LLC.

In addition, the disclosures in the 8-K Report and Annual Report include information regarding the specific economic interests of CHRM LLC in BroadVision (Delaware) LLC (“BVD”).  We supplementally advise you that the original purpose for establishing the structure through which CHRM LLC and we jointly own BroadVision On Demand, a Chinese entity (“BVOD”) (through BVD and BroadVision (Barbados) Ltd.) was to commercialize our “CHRM” family of workforce relationship management solutions.  CHRM LLC has not been a commercial success, and BVOD now functions as an entity that principally provides us with contract labor and channel sales services focused on the Chinese market.  This change in focus has significantly diminished the likelihood of a “capital transaction” (as defined in the Amended and Restated Operating Agreement of BroadVision (Delaware) LLC, dated as of November 14, 2008 by and between the Company and CHRM LLC (the “BVD Operating Agreement”), which is the primary circumstance in which our CEO, indirectly through CHRM LLC, would materially benefit from his interest in BVD.  In addition, due to the investments we have made in BVD since 2008 and the provisions in the BVD Operating Agreement relating to the distribution of proceeds in a capital transaction, our CEO’s share of any eventual distributions in which he may be entitled to share are likely to be significantly smaller than they would have been prior to our having made the investments.

We acknowledge the Staff’s comment and we will revise the disclosures in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2015, substantially as set forth below (marked to show changes from our prior disclosure in the Annual Report), to supplement the information provided in the disclosure regarding the specific interests of our CEO in CHRM LLC and the specific voting interests of our CEO (through CHRM LLC) in BVD.

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company (“BVD”), which was then our wholly owned subsidiary, entered into a Share Purchase Agreement with CHRM LLC, a Delaware limited liability company, that is controlled by Dr. Pehong Chen, our CEO and largest stockholder and in which our CFO, Peter Chu holds a minority interest. CHRM LLC's principal owner is Honu Holdings LLC (“Honu”), a Delaware limited liability company that is wholly owned by Dr. Chen. Honu owns all of the Class A Shares of CHRM LLC, representing the right to control CHRM LLC and to receive approximately 85% of the net profit from a “capital transaction” of CHRM LLC (defined in the same way as in the BVD Operating Agreement) and 100% of CHRM LLC’s net profit or loss other than from a capital transaction. We and CHRM LLC then entered into an Amended and Restated Operating Agreement of

BroadVision (Delaware) LLC dated as of November 14, 2008 (the “BVD Operating Agreement”). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive a portion of any distribution of Funds from Capital Transactions” (as such term is defined in the BVD Operating Agreement), with the exact amount to be determined based on our and CHRM LLC’s capital account balances at the time of such distribution. A “capital transaction” under that agreement is any merger or sale of substantially all of the assets of BVD as a result of which the members of BVD will no longer have an interest in BVD or the assets of BVD will be distributed to its members. BVD is the sole owner of BroadVision (Barbados) Limited (“BVB”) and BVB is the sole owner of BroadVision On Demand, a Chinese entity (“BVOD”). We have invested approximately $9.0 million in BVOD (directly and through BVD and BVB). In 2014 we began making payments directly to BVOD for certain labor outsourcing services and expect to continue to pay BVOD for such services at the rate of approximately $400,000 per quarter for the foreseeable future. We have a controlling voting interest in BVD. Pursuant to the terms of the BVD Operating Agreement, the Class B Shares held by CHRM LLC have no voting rights.

The business purpose of the BVOD labor outsourcing services arrangement referenced in your comment is to procure the contract labor and channel sales services referenced in our response above.  BVOD pays prevailing market rates for service providers, which BVOD sets based on research conducted through universities, recruiting agencies and compensation research firms, with adjustments based on government-published local wage growth rates, none of whom are our related parties, and other operating costs BVOD incurs.  No BVOD service provider is a related party.

Pursuant to our outsourcing services arrangement with BVOD, we pay BVOD 102% of BVOD’s operating costs.  This “Cost Plus” rate was initially derived following an analysis of publicly available information regarding several major Chinese IT outsourcing companies.  We believe this rate to be fair for BVOD given the information we reviewed.  The pricing has been approved by the Tax and Commerce departments of the Chinese Government.  In 2014 we engaged an independent CPA firm to perform a transfer pricing study, which reviewed 18 comparable entities that performed similar functions, and with similar risk profiles, for American companies.  That study showed that our 2% rate was within the normal range (of approximately -4.3% to 26.9%) for such comparable arrangements.  From this study we concluded that the terms of our outsourcing services arrangement with BVOD are reasonably equivalent to those that prevail in arm’s length transactions.

2.	It appears that the 20 Class B shares of BVD, LLC held by CHRM, LLC represent a non-controlling interest. Tell us how you are accounting for the non-controlling 4 interest in your financial statements. Please refer to ASC 810-10-45-15 through 45-17, and 810-10-50.

We respectfully advise the Staff that we account for the 20 Class B shares of BVD held by CHRM LLC as a non-controlling interest in accordance with ASC 810-10-45. We allocate profits and losses of BVD to the non-controlling interest under the Hypothetical Liquidation Book Value method. Under this method the profits and losses are allocated by reference to the profit sharing provisions in the BVD Operating Agreement assuming liquidation of BVD at its book value at the end of each reporting period. The amount of profits and losses allocated to and balance of the non-controlling interest since the date of issuance of 20 Class B shares were not material. Accordingly we did not report non-controlling interest in our consolidated financial statements.  We will also revise the disclosures in our future filings substantially as set forth below (marked to show changes from our prior disclosure in the Annual Report), to reflect this information.

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company (“BVD”), which was then our wholly owned subsidiary, entered into a Share Purchase Agreement with CHRM LLC, a Delaware limited liability company, that is controlled by Dr. Pehong Chen, our CEO and largest stockholder and in which our CFO, Peter Chu holds a minority interest. We and CHRM LLC then entered into an Amended and Restated Operating Agreement of BroadVision (Delaware) LLC dated as of November 14, 2008 (the “BVD Operating Agreement”). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive a portion of any distribution of Funds from Capital Transactions” (as such term is defined in the BVD Operating Agreement), with the exact amount to be determined based on our and CHRM LLC’s capital account balances at the time of such distribution. The 20 Class B Shares of BVD represent a non-controlling interest and the profits and losses allocated to the balance of such interest are not material. A “capital transaction” under that agreement is any merger or sale of substantially all of the assets of BVD as a result of which the members of BVD will no longer have an interest in BVD or the assets of BVD will be distributed to its members. BVD is the sole owner of BroadVision (Barbados) Limited (“BVB”) and BVB is the sole owner of BroadVision On Demand, a Chinese entity (“BVOD”). We have invested approximately $9.0 million in BVOD (directly and through BVD and BVB). In 2014 we began making payments directly to BVOD for certain labor outsourcing services and expect to continue to pay BVOD for such services at the rate of approximately $400,000 per quarter for the foreseeable future.

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From Item 1.01 of the 8-K Report:

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company ("BVD"), which was then a wholly owned subsidiary of BroadVision, Inc. (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with CHRM LLC, a Delaware limited liability company, and the Company and CHRM LLC then entered into an Amended and Restated Operating Agreement of BroadVision (Delaware) LLC dated as of November 14, 2008 (the “BVD Operating Agreement”). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive 20% of any “net profit” from a “capital transaction” (as such terms are defined in the BVD Operating Agreement) of BroadVision (Barbados) Limited (“BVB”). A “capital transaction” under that agreement is any merger or sale of substantially all of the assets of BVB as a result of which the members of BVB will no longer have an interest in BVB or the assets of BVB will be distributed to its members.

BVD owns, indirectly through its ownership of all of the outstanding shares of BVB, all of the outstanding shares of the Company's China subsidiary, BroadVision OnDemand (Beijing) Ltd. (“BVOD”). BVOD has developed and is beginning to commercialize the Company’s new “CHRM” family of workforce relationship management solutions that are offered to customers through a licensing model known as software as a service, or SaaS. The concept underlying the CHRM product family originated as a new stand-alone company idea that was initiated in China in 2005 by a group of engineers and business executives that included Dr. Pehong Chen, the Company’s Chairman, Chief Executive Officer and largest stockholder. At the time the CHRM product idea was conceived, the Company was actively seeking to be acquired in a transaction that was publicly announced but ultimately abandoned in late 2005. Shortly after the acquisition transaction was abandoned, the CHRM development project, which was then at an early stage, was absorbed into the Company.

The CHRM family of products was commercially launched in China by BVOD in November 2007 and in the United States by the Company in January 2008. Revenues related to the CHRM product family were not material in 2007 and are not expected to be material in 2008. The Company and BVOD are in the process of entering into license, distribution and services agreements with respect to the commercialization of the CHRM product family and related services. In support of BVOD's efforts to commercialize the CHRM product family in China, the Company is appointing BVOD as its exclusive licensee to operate its Kona * Kukini, or K 2, software for purposes of offering the CHRM products on a SaaS basis to customers in China. The Company is also appointing BVOD as its exclusive sales representative for purposes of licensing the K 2 products on an enterprise license basis to customers in China. In return, BVOD is appointing the Company as its exclusive licensee for the purpose of offering the CHRM family of products on a SaaS basis to customers everywhere in the world except China.

The Company and BVOD are also each providing various types of professional and business services to each other.

In view of the origins of the CHRM project outside the Company and in order to ensure that the Company and its subsidiaries have full ownership of the product, in 2007 the Company advised Dr. Chen and certain other individuals involved in the CHRM development project that a limited liability company owned by them would have an indirect 20% interest in BVOD and, accordingly, the CHRM product family. The Purchase Agreement and the BVD Operating Agreement were entered into in order to implement that understanding. CHRM LLC’s principal owner is Honu Holdings LLC (“Honu”), a Delaware limited liability company that is wholly owned by Dr. Chen. Honu owns all of the Class A Shares of CHRM LLC, representing the right to control CHRM LLC and to receive approximately 85% of the net profit from a “capital transaction” of CHRM LLC (defined in the same way as in the BVD Operating Agreement) and 100% of CHRM LLC’s net profit or loss other than from a capital transaction. The other membership interests in CHRM LLC are held by certain employees of the Company or its subsidiaries who played key roles in the CHRM development project. Each of the direct or indirect owners of CHRM LLC has assigned to CHRM LLC any and all rights he or it may have in the CHRM product family, and, under the Purchase Agreement, CHRM LLC has assigned all of those rights to BVD in payment for its Class B Shares of BVD.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at  (650) 295-0716 x7111 or Sandra Adams at (650) 295-0716 x7125 or Peter Werner at (415) 693-2172 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Peter Chu

Peter Chu

Chief Financial Officer, Vice President Strategy and Products

cc: Pehong Chen, Chief Executive Officer

Sandra Adams, General Counsel